Section 16(a) Beneficial Ownership Reporting Compliance

Dividend Capital Realty Income Allocation Fund

A Form 3/A was filed on behalf of Amitabh Godha on January 3, 2008. This Form 3/A was filed to reflect the inadvertent omission of 2,000 common shares held by the reporting person from the Form 3 filed on March 2, 2006. Other than the information set forth in this amendment, all information set forth in the March 2, 2006 Form 3 remains the same.